Exhibit 99.1

Telesat Reports Results for the Quarter and Year Ended December 31, 2012

OTTAWA, CANADA, February 21, 2013 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month and one year periods ended December 31, 2012. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the year ended December 31, 2012, Telesat reported consolidated revenues of $846 million, an increase of approximately 5% ($37 million) compared to 2011. When adjusted for foreign exchange rate changes, revenue increased by 4% ($36 million) compared to 2011. Revenue growth was driven, in part, by the successful deployment of the Nimiq 6 satellite in the second quarter of 2012 and a full year of revenue from the Canadian payload on the ViaSat-1 satellite, which entered commercial service in December 2011. Operating expenses of $245 million were 31% ($58 million) higher than in 2011 or 30% ($57 million) higher when taking into account changes in foreign exchange rates. Excluding one-time items totaling $54 million related primarily to special compensation payments to executives and certain employees in connection with the cash distributions made to Telesat’s shareholders, 2012 operating expenses were just $4 million (2%) higher than in 2011. Adjusted EBITDA1 was $656 million, an increase of 5% ($33 million) over 2011. The Adjusted EBITDA margin1 for 2012 was 78% compared to 77% for 2011.

Telesat’s net income for 2012 was $27 million compared to net income of $237 million for 2011, a decrease of $210 million. The 2012 net income was lower than 2011 due in part to the recognition in 2011 of a $135 million gain from insurance proceeds received in connection with an insurance claim filed for the failure of a solar array on Telstar 14R/Estrela do Sul 2. Net income was also adversely impacted by a loss on financing of $77 million in 2012, which was the result of the repurchase and redemption of Telesat’s 11.0% Senior Notes as well as the write-off of deferred financing costs capitalized with the carrying value of the previous senior secured credit facilities. Results were also negatively impacted by increased operating expenses, an increase relating primarily to the special compensation payments, partially offset by an increase in revenue.

For the three month period ended December 31, 2012, Telesat had consolidated revenue of $228 million, an increase of approximately 11% ($23 million) compared to the same period in 2011. When adjusted for foreign exchange rate changes over the period, revenue increased by 13% ($27 million) compared to the same period in 2011, driven in part by Nimiq 6 and the Canadian payload on ViaSat-1. Operating expenses in the quarter were $61 million, or an increase of $12 million compared to 2011. The increase was primarily due to an increase in the cost of equipment sales, the special compensation payments and an increase in revenue-related expenses associated with the lease of transponders on Nimiq 1. Adjusted EBITDA1 for the fourth quarter of 2012 was $173 million, an increase of 10% ($16 million) compared to the fourth quarter of 2011 and an increase of 12% ($19 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 76% for the fourth quarter compared to 77% for the same period in 2011.

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“I am very pleased with our strong performance in 2012,” commented Dan Goldberg, Telesat’s President and CEO. “Compared to 2011, we experienced meaningful growth in revenue and Adjusted EBITDA as well as continued expansion of our Adjusted EBITDA margin. In addition to our favorable financial performance, we refinanced our debt, brought our new Nimiq 6 satellite on line, and completed construction of our Anik G1 satellite. Anik G1, which we expect to be launched in the first half of this year, has considerable expansion capacity, a significant portion of which is already contracted for the life of the satellite. In light of our strong growth in the second half of last year, the anticipated near term launch of Anik G1, and our industry-leading contractual backlog, we are well positioned for 2013 and beyond.”

Business Highlights

•	At December 31, 2012:

o	Telesat had contracted backlog for future services of approximately $5.1 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 83% for Telesat’s international fleet.

•	On May 18, 2012, Telesat successfully launched its Nimiq 6 direct broadcast satellite, which entered commercial service at the 91.1 degree West orbital location in June 2012. The entire capacity of Nimiq 6 is contracted for 15 years to Bell TV.

•	Telesat completed the construction of the Anik G1 satellite, which is expected to be launched in the first half of 2013. Anik G1’s 16 extended Ku-band transponders have been contracted for 15 years to Shaw Direct for DTH services in Canada. Telesat also has entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders for government services. In addition, Anik G1 will double Telesat’s existing capacity in South America from the 107.3 degree West orbital location.

•	Telesat completed a series of refinancing transactions in 2012:

o	On March 28, 2012, Telesat Canada entered into a new credit agreement for Senior Secured Credit Facilities which provided for the extension of credit in an approximate amount of USD $2,550 million. Telesat Canada simultaneously terminated and paid all outstanding amounts under its previously existing credit facilities. In connection with the refinancing, on March 28, 2012, Telesat declared a cash distribution to its shareholders, as a reduction in stated capital, in the amount of approximately $656 million. Approximately $586 million of the distribution was paid in the first quarter while the remaining $70 million was paid in the third quarter.

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o	On May 14, 2012, Telesat Canada issued, through a private placement, USD $700 million of 6.0% Senior Notes due May 15, 2017. The net proceeds of the offering, along with available cash on hand, were used to repurchase and redeem all of Telesat Canada’s outstanding 11.0% Senior Notes due November 1, 2015.

o	On October 29, 2012, Telesat issued an additional USD $200 million of 6.0% Senior Notes due May 15, 2017. The net proceeds from the offering were used to fund the repayment of certain indebtedness owed to Telesat’s principal shareholders, including accrued and unpaid interest thereon, and for general corporate purposes.

•	Under Telesat’s Unanimous Shareholders’ Agreement, either Public Service Pension Investment Board (“PSP”) or Loral Space & Communications Inc. (“Loral”) can initiate the process of Telesat conducting an initial public offering of the equity shares of Telesat if an initial public offering has not been completed by October 31, 2011. In Q3 2012, PSP delivered to Telesat and Loral a notice initiating this process, which notice PSP subsequently withdrew.

Telesat’s report on Form 20-F for the year ended December 31, 2012 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, February 21, 2013 at 10:30 a.m. ET to discuss its financial results for year ended December 31, 2012 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1792. Callers outside of North America should dial +1 (416) 340-2216. The access code is 4154246. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on February 21, 2013 until 11:59 p.m. ET on March 7, 2013. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 4062045 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “would”, “well positioned for” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the United States Securities and Exchange Commission (SEC) on February 21, 2013 as well as Telesat Canada’s other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 13 satellites and the Canadian payload on ViaSat-1, plus one satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.
Consolidated Statements of Income
For the period ended December 31

	Three months		Twelve months
(in thousands of Canadian dollars)	2012	2011	2012	2011
Revenue	$228,095	$204,739	$845,810	$808,361
Operating expenses	(60,579)	(48,618)	(245,361)	(187,765)
	167,516	156,121	600,449	620,596
Depreciation	(53,116)	(50,475)	(208,685)	(198,626)
Amortization	(8,618)	(10,264)	(35,965)	(41,021)
Other operating gains, net	6,020	114,912	5,890	114,068
Operating income	111,802	210,294	361,689	495,017

Interest expense	(64,774)	(57,065)	(242,206)	(227,051)
Loss on financing	(1,226)	-	(77,278)	-
Interest and other income	214	135	1,361	1,554
Gain (loss) on changes in fair value of financial instruments	41,567	39,039	(58,984)	98,585
Gain (loss) on foreign exchange	(19,775)	78,478	78,854	(78,844)
Income before tax	67,808	270,881	63,436	289,261
Tax expense	(11,786)	(29,063)	(36,334)	(51,986)
Net income	$56,022	$241,818	$27,102	$237,275

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Telesat Holdings Inc.
Consolidated Balance Sheets

	December 31,	December 31,
(in thousands of Canadian dollars)	2012	2011
Assets
Cash and cash equivalents	$180,961	$277,962
Trade and other receivables	63,762	46,789
Other current financial assets	6,799	7,010
Prepaid expenses and other current assets	22,946	22,126
Total current assets	274,468	353,887
Satellites, property and other equipment	2,090,754	2,151,915
Other long-term financial assets	131,535	142,408
Other long-term assets	4,692	5,536
Intangible assets	858,697	896,078
Goodwill	2,446,603	2,446,603
Total assets	$5,806,749	$5,996,427

Liabilities
Trade and other payables	$35,709	$45,156
Other current financial liabilities	90,591	82,988
Other current liabilities	77,930	67,877
Current indebtedness	31,953	86,495
Total current liabilities	236,183	282,516
Long-term indebtedness	3,374,977	2,748,131
Deferred tax liabilities	485,163	451,896
Other long-term financial liabilities	281,462	259,783
Other long-term liabilities	402,232	422,502
Senior preferred shares	-	141,435
Total liabilities	$4,780,017	$4,306,263

Shareholders' Equity
Share capital	656,394	1,298,178
Accumulated earnings	373,042	369,992
Reserves	(2,704)	21,994
Total shareholders' equity	1,026,732	1,690,164
Total liabilities and shareholders' equity	$5,806,749	$5,996,427

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Telesat Holdings Inc.
Consolidated Statements of Cash Flows
For the year ended December 31

(in thousands of Canadian dollars)	2012	2011
Cash flows from operating activities
Net income	$27,102	$237,275
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	244,650	239,647
Deferred tax expense	37,899	51,854
Unrealized foreign exchange (gain) loss	(83,371)	67,706
Loss (gain) on derivatives	58,984	(87,914)
Dividends on senior preferred shares	-	1,650
Share-based compensation	1,202	2,654
Loss on disposal of assets	778	1,483
Impairment loss on intangible assets	-	19,468
Reversal of impairment loss on intangible assets	(1,194)	-
Insurance proceeds	-	(135,019)
Loss on financing	77,278	-
Other	(48,862)	(30,801)
Customer prepayments on future satellite services	40,345	57,768
Insurance proceeds	314	11,228
Repurchase of stock options and exercise of stock appreciation rights	(35,266)	-
Operating assets and liabilities	(26,507)	(13,113)
Net cash from operating activities	$293,352	$423,886
Cash flows used in investing activities
Satellite programs	$(162,549)	$(356,199)
Purchase of other property and equipment	(7,611)	(17,566)
Purchase of intangible assets	(166)	(12,618)
Insurance proceeds	-	135,019
Proceeds from sale of assets	72	148
Net cash used in investing activities	$(170,254)	$(251,216)
Cash flows used in financing activities
Proceeds from indebtedness	$3,306,865	$-
Proceeds from issue of promissory note	145,466	-
Repayment of promissory note	(145,466)	-
Repayment of Loral Notes	(20,821)	-
Repayment of indebtedness	(2,611,220)	(108,741)
Repayment of senior preferred shares	(141,435)	-
Payment of premium on early retirement of indebtedness	(39,444)	-
Payment of debt issue costs	(52,030)	-
Return of capital to shareholders	(656,546)	-
Dividends paid on preferred shares	-	(10)
Satellite performance incentive payments	(4,582)	(5,928)
Net cash used in financing activities	$(219,213)	$(114,679)

Effect of changes in exchange rates on cash and cash equivalents	$(886)	$(324)

(Decrease) increase in cash and cash equivalents	$(97,001)	$57,667
Cash and cash equivalents, beginning of year	277,962	220,295
Cash and cash equivalents, end of year	$180,961	$277,962

Supplemental disclosure of cash flow information
Interest received	$1,127	$2,121
Interest paid	$256,985	$242,905
Income taxes paid	$3,764	$2,329

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The following table reconciles Telesat’s net income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months		Twelve months
(in thousands of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net income	$56,022	$241,818	$27,102	$237,275
Tax expense	11,786	29,063	36,334	51,986
(Gain) loss on changes in fair value of financial instruments	(41,567)	(39,039)	58,984	(98,585)
Loss (gain) on foreign exchange	19,775	(78,478)	(78,854)	78,844
Interest and other income	(214)	(135)	(1,361)	(1,554)
Loss on financing	1,226	-	77,278	-
Interest expense	64,774	57,065	242,206	227,051
Depreciation	53,116	50,475	208,685	198,626
Amortization	8,618	10,264	35,965	41,021
Other operating gains, net	(6,020)	(114,912)	(5,890)	(114,068)
Special compensation and benefit expense for executives, employees and independent Directors	4,688	-	53,511	-
Non-recurring professional fees associated with financing	-	-	848	-
Non-cash expense related to share-based compensation	304	664	1,202	2,654
Adjusted EBITDA	$172,508	$156,785	$656,010	$623,250

Revenue	$228,095	$204,739	$845,810	$808,361

Adjusted EBITDA Margin	75.6%	76.6%	77.6%	77.1%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

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